FOR IMMEDIATE RELEASE

January 24, 2008

ADVANTEST CORPORATION

Toshio Maruyama, Representative Board Director, President & CEO

(Stock Code Number: 6857, TSE first section)

(Ticker Symbol: ATE, NYSE)

CONTACT:

Hiroshi Nakamura

Executive Officer & Senior Vice President, Financial Group

Phone: +81-(0)3-3214-7500

Revision of Earnings Forecast for the Fiscal Year Ending March 31, 2008

In light of recent changes in business performance, we hereby revise the earnings forecast for the fiscal year ending March 31, 2008, which were released on October 26, 2007, as follows:

(Consolidated Earnings) [US GAAP]

1. FY 2007 (April 1, 2007 to March 31, 2008)

	Net Sales	Operating income	Income before income taxes and equity in earnings of affiliated company	Net income	Net income per share (basic)
	Million yen	Million yen	Million yen	Million yen	yen
Previous forecast (A) (As of October 26, 2007)	230,000	47,000	51,000	33,000	178.40

Revised forecast (B)	180,000	24,000	25,000	17,000	92.56

Difference (B-A)	(50,000)	(23,000)	(26,000)	(16,000)	(85.84)

Percentage change	(21.7%)	(48.9%)	(51.0%)	(48.5%)	(48.1%)

FY 2006 results	235,012	56,792	61,090	35,556	190.01

2. Reasons for the above Revisions

At the time the Interim Consolidated Financial Results for the six months ended September 30, 2007 were released in October 2007, we revised the consolidated earnings forecast for the fiscal year ending March 31, 2008 downward, due to expectations that the excessive supply of semiconductors and price decline risk resulting from the deterioration of the supply and demand balance in the semiconductors market would lead to semiconductor manufacturers continuing to exercise prudence with respect to their capital expenditures.

However, due to the continuing stagnation of the price of semiconductors during and after the third quarter of the current fiscal year, as well as the increasing uncertainty with respect to the future of the economy resulting from the instability of the financial market and concerns over a slowdown of the U.S. economy, semiconductor manufacturers’ inclination towards capital expenditure has shown further decline.

Accordingly, because we expect that the previously released forecasts for both net sales and income will not be achieved, we revise the consolidated earnings forecast for the fiscal year ending March 31, 2008 as above.

* Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.